SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED - 2Q11

Analysis of Results

Continuing our strategy of accelerated growth, Net Revenue grew by 24% to R$1,628.9 million in 2Q11, from R$1,310.0 million in 2Q10, chiefly due to the expansion of the subscriber base.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) was R$465.5 million in 2Q11, versus R$374.9 million in 2Q10, 24% up year-on-year and in line with net revenue growth.

In 2Q11, the Company posted Net Income of R$124.9 million, an increase of 121.2% from the R$56.5 million in 2Q10.

Gross Debt, which includes principal and interest, ended the quarter at R$1,878.4 million, down 3% from 2Q10, when it came to R$1,926.4 million, chiefly due to the prepayment of Perpetual Bonds on May 27, 2011 and the appreciation of the Brazilian real versus the US Dollar in the period.

The Company signed the Agreement to Adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (BOVESPA). This listing segment was created to differentiate a select group of companies that undertake to adopt special corporate governance practices. The Company’s annual and quarterly financial statements fulfill the additional requirements made by BOVESPA. According to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, the Level 2 Corporate Governance regulations, Brazilian Law of Corporations and the rules issued by the National Monetary Council, Central Bank of Brazil, the Securities and Exchange Commission of Brazil, the regulations of the BOVESPA and any other rules applicable to the capital markets in general shall be resolved through arbitration conducted in accordance with the Regulations of the Market Arbitration Chamber, instituted by BOVESPA (Arbitration Clause).

Quarterly Financial Information (unaudited) Net Serviços de Comunicação S.A. June 30, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Quarterly Financial Information

(unaudited)

June 30, 2011

Index

Independent auditor’s review report	1

Income statement	3
Balance sheet	5
Statement of changes in equity	7
Cash flow statements	8
Statement of value added	9
Notes to quarterly financial information	11

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended June 30, 2011, comprising the balance sheet and the related income statement, statement of changes in equity and cash flow statement for the quarter and six-month period then ended, including the accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

INDEPENDENT AUDITOR’S REVIEW REPORT – Continued

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the quarter and six-month period ended June 30, 2011, whose presentation in the interim financial information is required by standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that the interim statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 19, 2011.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statement (unaudited)

Three- and six-month periods ended June 30, 2011and 2010

(In thousands of reais, except for earnings per share)

		Controlling Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2011	2010	2011	2010
Net sales	5	841,391	436,820	1,668,541	892,518
Cost of services rendered	6/8	(522,713)	(258,564)	(1,032,355)	(518,698)
Gross income		318,678	178,256	636,186	373,820

Operating expenses
Selling expenses	8	(102,073)	(55,148)	(195,052)	(105,676)
General and administrative expenses	8	(128,357)	(96,165)	(256,490)	(188,558)
Other	8	(4,845)	3,914	(5,596)	404
		(235,275)	(147,399)	(457,138)	(293,830)
Investments in subsidiaries
Equity	14	87,999	91,498	151,422	164,331
		87,999	91,498	151,422	164,331

Operating income		171,402	122,355	330,470	244,321

Finance results
Finance expenses	7 7	(56,572)	(83,032)	(121,596)	(179,619)
Finance income		31,475	25,971	69,872	53,640
		(25,097)	(57,061)	(51,724)	(125,979)

Income before income taxes and social contribution		146,305	65,294	278,746	118,342
Income taxes and social contribution
Current	13	(2,249)	863	(2,502)	2,902
Deferred	13	(19,128)	(9,694)	(44,805)	(18,894)
		(21,377)	(8,831)	(47,307)	(15,992)
Net income for the period		124,928	56,463	231,439	102,350

Basic and diluted earnings per share – common	25	0.34	0.15	0.63	0.28
Basic and diluted earnings per share – preferred	25	0.38	0.17	0.70	0.31

8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statement (unaudited)

Three- and six-month periods ended June 30, 2011and 2010

(In thousands of reais, except for earnings per share)

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2011	2010	2011	2010
Net sales	5	1,628,940	1,309,950	3,192,831	2,570,508
Cost of services rendered	6/8	(1,015,149)	(807,659)	(2,000,759)	(1,589,811)
Gross income		613,791	502,291	1,192,072	980,697

Operating expenses
Selling expenses	8	(173,325)	(147,023)	(331,237)	(286,022)
General and administrative expenses	8	(221,333)	(202,819)	(427,987)	(381,575)
Other	8	(12,935)	2,945	(24,723)	(4,540)
		(407,593)	(346,897)	(783,947)	(672,137)

Operating income		206,198	155,394	408,125	308,560

Finance results
Finance expenses	7 7	(74,003)	(106,591)	(161,146)	(222,026)
Finance income		45,132	40,978	89,321	79,776
		(28,871)	(65,613)	(71,825)	(142,250)

Income before income taxes and social contribution		177,327	89,781	336,300	166,310
Income taxes and social contribution
Current	13	(35,043)	(25,116)	(56,102)	(35,991)
Deferred	13	(17,356)	(8,202)	(48,759)	(27,969)
		(52,399)	(33,318)	(104,861)	(63,960)
Net income for the period		124,928	56,463	231,439	102,350

The Company has no other comprehensive results that should be included in these income statements.

 See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheet

At June 30, 2011 and December 31, 2010

(In thousands of reais)

		Controlling Company		Consolidated

	Notes	06/30/2011 (unaudited)	12/31/2010	03/31/2010 (unaudited)	12/31/2010
ASSETS
Current
Cash and cash equivalents	9	271,787	601,014	612,169	821,560
Trade accounts receivable	10	216,708	178,187	433,615	350,905
Inventories	11	43,098	34,794	96,307	82,050
Related parties	21	18,500	9,540	-	-
Programming receivables	21	38,142	35,649	-	-
Recoverable taxes	13	25,928	17,097	33,916	28,385
Prepaid expenses		17,734	17,337	28,589	27,433
Interest on equity	21	64,995	64,995	-	-
Prepaid rights for use	21	121,775	122,719	171,208	172,536
Other current assets		10,680	10,132	19,558	15,969
Total current assets		829,347	1,091,464	1,395,362	1,498,838

Non-current
Long-term receivables
Judicial deposits	12	54,193	53,242	88,553	83,735
Related parties	21	209,358	142,817	-	-
Deferred taxes	13	221,572	225,049	554,889	562,423
Recoverable taxes	13	78,970	92,961	87,465	94,516
Prepaid rights for use	21	285,958	346,606	402,039	487,307
Other non-current assets		4,235	3,145	7,369	6,135
		854,286	863,820	1,140,315	1,234,116

Investments	14	1,477,824	1,654,034	-	-
Property, plant and equipment	15	1,908,517	1,761,637	3,549,083	3,322,350
Intangible assets	16	2,394,643	2,432,546	2,442,501	2,485,940

Total non-current assets		6,635,270	6,712,037	7,131,899	7,042,406

Total assets		7,464,617	7,803,501	8,527,261	8,541,244

		Controlling Company		Consolidated
	Notes	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
LIABILITIES
Current
Trade accounts payable	17	243,652	227,342	387,895	349,480
Accounts payable - programming suppliers	18	102,645	89,235	154,194	134,813
Income taxes and social contribution		-	-	5,801	2,635
Other fiscal obligations		22,398	23,081	61,195	62,964
Payroll and related charges		130,138	127,859	184,045	180,695
Debt	19	66,125	65,522	110,658	104,865
Related parties	21	68,924	387,268	74,366	78,242
Copyright payable - ECAD	20	90,915	80,174	113,541	99,386
Deferred revenues	21	118,495	118,540	208,701	208,859
Unrealized losses on derivatives	26/27	58,209	50,857	58,209	50,857
Other current liabilities		7,056	6,133	17,911	15,507
Total current liabilities		908,557	1,176,011	1,376,516	1,288,303

Non-current
Deferred taxes	13	225,581	184,254	226,296	185,071
Debt	19	1,523,166	1,832,684	1,767,735	2,073,386
Deferred revenues	21	289,704	347,440	509,781	612,190
Related parties	21	875	148	-	-
Provisions	22	461,659	435,434	591,857	554,764
Other non-current liabilities		8,970	12,864	8,971	12,864
Total non current liabilities		2,509,955	2,812,824	3,104,640	3,438,275

Equity
Share capital	23	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		153,168	153,168	153,168	153,168
Accumulated deficit		(1,706,383)	(1,937,822)	(1,706,383)	(1,937,822)
		4,046,105	3,814,666	4,046,105	3,814,666

Total liabilities and equity		7,464,617	7,803,501	8,527,261	8,541,244

LANÇOS PATRIMONIAIS

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

Six-month periods ended  June 30, 2011 and 2010

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Premium on issue of shares	Special goodwill reserve	Premium on issue of debentures	Accumulated deficit	Total
Balances at December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Net income for the period	-	-	-	-	-	-	-	-	102,350	102,350

Balances at June 30, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,142,623)	3,609,865

Balances at December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Net income for the period	-	-	-	-	-	-	-	-	231,439	231,439

Balances at June 30, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,706,383)	4,046,105

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Cash flow statement (unaudited)

Six-month period ended June 30, 2011 and 2010

(In thousands of reais)

	Controlling Company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
Net cash flows from operating activities
Net income for the period	231,439	102,350	231,439	102,350
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity pick-up	(151,422)	(164,331)	-	-
Monetary and exchange rates variations	(63,732)	48,668	(66,276)	30,012
Interest expense on borrowing	90,573	89,933	103,581	105,674
Depreciation and amortization	293,268	180,725	508,883	435,534
Losses on derivatives	42,819	4,929	42,819	4,929
Deferred income taxes and social contribution	44,805	18,894	48,759	27,969
Loss (gain) on disposal of property, plant and equipment	(499)	890	(617)	(1,537)
Provisions	8,195	2,308	14,596	10,023

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(38,521)	(18,227)	(82,711)	(52,019)
(Increase) decrease in inventories	(8,304)	(4,671)	(14,257)	(7,682)
(Increase) decrease in recoverable taxes	24,940	21,555	29,487	13,653
(Increase) decrease in prepaid expenses	(397)	2,262	(1,156)	2,475
(Increase) decrease in other assets	(5,082)	(44,378)	(9,638)	12,366
Increase (decrease) in suppliers and programming	29,720	24,757	57,796	22,485
Increase (decrease) in fiscal obligations	(683)	(33,939)	1,397	(5,217)
Increase (decrease) in payroll and related charges	5,476	(20,202)	14,570	(38,445)
Increase (decrease) in deferred revenues	(60,585)	(172,426)	(107,217)	(94,994)
Increase (decrease) in provisions and other accounts payable	(27,443)	(12,328)	(32,599)	36,337
Net cash provided by operating activities	414,567	26,769	738,856	603,913

Cash flow from financing activities
Acquisition of property, plant and equipment and intangible assets	(343,647)	(174,526)	(610,456)	(477,131)
Cash proceeds from sale of property, plant and equipment	988	188	1,808	1,893
Net cash used in financing activities	(342,659)	(174,338)	(608,648)	(475,238)

Cash flow from financing activities
Debt
Proceeds	17,432	7,530	69,902	33,129
Repayments of principal	(259,472)	(7,115)	(302,782)	(28,908)
Repayments of interest	(93,609)	(75,161)	(106,719)	(91,013)

Related parties
Proceeds	10,016	456,635	-	-
Payments	(75,502)	(424,625)	-	-
Net cash used in financing activities	(401,135)	(42,736)	(339,599)	(86,792)

Net increase (decrease) in cash and cash equivalents	(329,227)	(190,305)	(209,391)	41,883

Cash and cash equivalents at the beginning of the period	601,014	760,452	821,560	1,015,605
Cash and cash equivalents at the end of the period	271,787	570,147	612,169	1,057,488

	(329,227)	(190,305)	(209,391)	41,883

Supplemental disclosure of cash flow information
Income taxes and social contribution paid	1,579	7,461	51,744	52,957

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of value added (unaudited)

Three and six-month periods ended June 30, 2011 and 2010

(In thousands of reais)

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
1. Generation of value added
Sale of services	1,013,767	537,234	2,011,249	1,096,358
Other revenue	1,145	1,971	2,523	4,331
Revenue from the construction of own assets	(6,109)	(1,757)	14,213	11,672
Allowance for doubtful accounts	(7,771)	(2,572)	(13,783)	(8,636)
	1,001,032	534,876	2,014,202	1,103,725
2. ( - ) Input
Cost of services rendered	(224,051)	(106,130)	(443,924)	(208,778)
Materials, energy, and other outsourced services	(183,467)	(83,220)	(377,088)	(169,746)
Other	(6,241)	(2,474)	(9,281)	(6,568)
	(413,759)	(191,824)	(830,293)	(385,092)

3. Gross value added (1-2)	587,273	343,052	1,183,909	718,633

4. (-) Depreciation and amortization	(149,469)	(89,715)	(293,268)	(180,725)

5. Net value added generated (3-4)	437,804	253,337	890,641	537,908

6. Transferred value added received
Equity pick-up	87,999	91,498	151,422	164,331
Finance income	55,888	11,741	108,612	22,922
	143,887	103,239	260,034	187,253

7. Net value added for distribution(5+6)	581,691	356,576	1,150,675	725,161

8. Distribution of value added
Personnel:
Direct Compensation	99,371	66,810	204,931	141,750
Benefits	22,538	16,109	43,839	31,171
FGTS	6,541	4,510	12,960	9,037
Other	3,397	1,054	7,562	2,369
	131,847	88,483	269,292	184,327
Government:
Federal	86,349	61,052	179,669	122,405
State	133,247	71,456	262,684	143,847
Municipal	2,430	2,282	5,544	6,368
	222,026	134,790	447,897	272,620
Third party capital:
Finance income and expenses	72,898	44,094	142,348	86,782
Rental	29,420	17,441	57,445	34,641
Monetary and foreign exchange rate variations	572	15,305	2,254	44,441
	102,890	76,840	202,047	165,864
Equity:
Net income for the period	124,928	56,463	231,439	102,350
Total	581,691	356,576	1,150,675	725,161

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of value added (unaudited)

Three and six-month periods ended June 30, 2011 and 2010

(In thousands of reais)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
1. Generation of value added
Sale of services	1,963,053	1,619,853	3,855,014	3,185,539
Other revenue	2,092	4,301	4,317	9,283
Revenue from the construction of own assets	(9,538)	(4,019)	14,996	18,999
Allowance for doubtful accounts	(14,898)	(11,787)	(25,461)	(26,666)
	1,940,709	1,608,348	3,848,866	3,187,155
2. ( - ) Input
Cost of services rendered	(458,110)	(366,811)	(907,168)	(718,076)
Materials, energy, and other outsourced services	(393,923)	(328,636)	(789,201)	(647,376)
Other	(12,357)	(2,961)	(15,549)	(7,605)
	(864,390)	(698,408)	(1,711,918)	(1,373,057)

3. Gross value added (1-2)	1,076,319	909,940	2,136,948	1,814,098

4. (-) Depreciation and amortization	(259,347)	(219,540)	(508,883)	(435,534)

5. Net value added generated (3-4)	816,972	690,400	1,628,065	1,378,564

6. Transferred value added received
Finance income	64,805	16,642	124,598	33,386

7. Net value added for distribution(5+6)	881,777	707,042	1,752,663	1,411,950

8. Distribution of value added
Personnel:
Direct Compensation	142,443	118,077	290,422	231,432
Benefits	35,844	34,324	69,980	65,711
FGTS	9,790	8,489	18,958	16,632
Other	4,620	2,562	11,378	4,778
	192,697	163,452	390,738	318,553
Government:
Federal	186,229	187,123	362,544	353,641
State	239,631	195,800	488,073	408,963
Municipal	3,464	3,603	7,672	9,069
	429,324	386,526	858,289	771,673
Third party capital :
Finance income and expenses	84,605	54,817	172,681	104,855
Rental	49,815	29,961	95,329	69,250
Monetary and foreign exchange rate variations	408	15,823	4,187	45,269
	134,828	100,601	272,197	219,374
Equity:
Net income for the period	124,928	56,463	231,439	102,350
Total	881,777	707,042	1,752,663	1,411,950

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

1.      Operational context

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo stock exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company provides cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, Level 2 Regulation, provisions of the Brazilian Corporate Law, standards published by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, regulations of BM&FBOVESPA and other rules applicable to the operation of capital markets in general are to be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three and six-month periods ended June 30, 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Brazilian Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the Controlling Company’s interim financial statements. The interim financial statements were prepared in accordance with CPC 21 –  Interim Financial Statements and IAS 34 -  Interim Financial Reporting (consolidated).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

2.  Basis of preparation and presentation of the interim financial statements - Continued

During the second half of 2010, continuing its corporate restructuring plan, the Company merged net assets of 10 subsidiaries. Accordingly, the interim financial statements for the three and six-month periods ended June, 30 2011 are not comparable with the interim financial statements for the three and six-month periods ended June, 30 2010. The interim consolidated financial statements were not affected by these mergers.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 1 of the financial statements for the year ended December 31, 2010.

As from January 1, 2011, the following standards and interpretations became effective: IAS 24 - Related party disclosure (amendment); IFRIC 14 - Prepayments of a minimum funding requirement (amendment); and IFRIC 19 - Extinguishing financial liabilities with equity instruments. The adoption of these standards and interpretations did not impact the interim financial statements for the three-month period ended June 30, 2011.

In regards with the standard IFRS 9 – Financial instruments, that is effective for annual periods beginning on or after January 1, 2013, the Company expects that the adoption of this pronouncement will not have a significant  impact in the Company’s financial statements.

The Company's management approved and authorized the issuance of the interim financial statements on July 19, 2011.

3. Accounting practices

The interim financial statements for the three and six-month periods ended June 30, 2011 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2010.

4. Business combinations

There were no business combinations during the three and six-month periods ended June 30, 2011 and 2010. The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

5.  Net sales

Net sales for the period are as follows:

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Gross sales	1,044,218	574,994	2,075,643	1,171,769
Taxes on Sales	(172,376)	(100,414)	(342,708)	(203,840)
Discounts and cancellations	(30,451)	(37,760)	(64,394)	(75,411)
Net Sales	841,391	436,820	1,668,541	892,518

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Gross sales	2,019,902	1,727,793	3,972,913	3,389,111
Taxes on sales	(334,113)	(309,903)	(662,183)	(615,031)
Discounts and cancellations	(56,849)	(107,940)	(117,899)	(203,572)
Net sales	1,628,940	1,309,950	3,192,831	2,570,508

For the three and six-month periods ended June 30, 2011, the natures of taxes levied on sales have not changed in relation to the disclosures made in the note 5 of the financial statements for the year ended December 31, 2010.

6.  Cost of services rendered

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Programming costs	(160,504)	(79,809)	(318,487)	(158,335)
Materials and maintenance	(8,315)	(4,214)	(16,318)	(8,906)
Personnel	(67,723)	(44,631)	(139,189)	(97,017)
Pole rental	(13,748)	(7,924)	(26,702)	(16,204)
Depreciation	(92,062)	(44,506)	(179,286)	(86,942)
Amortization	(29,662)	(20,493)	(59,324)	(40,862)
Programming guide	(117)	(978)	(214)	(1,914)
Third party service	(52,483)	(19,127)	(100,495)	(38,153)
Network electric power	(6,560)	(3,982)	(13,170)	(7,640)
Vehicles	(6,031)	(3,123)	(11,343)	(6,028)
Telecommunications	(56,786)	(23,070)	(112,227)	(43,907)
Copyrights – ECAD	(8,356)	(4,245)	(16,547)	(8,351)
Sales commission	(249)	(153)	(498)	(303)
Lease of ducts	(3,631)	(29)	(7,273)	(81)
Other	(16,486)	(2,280)	(31,282)	(4,055)
Cost of services rendered	(522,713)	(258,564)	(1,032,355)	(518,698)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

6.  Cost of services rendered – Continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Programming costs	(361,652)	(305,067)	(717,342)	(601,505)
Materials and maintenance	(17,664)	(14,242)	(33,601)	(27,879)
Personnel	(110,337)	(98,092)	(224,150)	(190,625)
Pole rental	(21,005)	(17,095)	(40,367)	(34,355)
Depreciation	(184,289)	(145,953)	(359,822)	(285,209)
Amortization	(41,575)	(41,621)	(83,151)	(83,134)
Programming guide	(201)	(3,227)	(381)	(6,426)
Third party service	(120,083)	(100,465)	(233,505)	(194,938)
Network electric power	(10,550)	663	(20,773)	(8,346)
Vehicles	(11,079)	(8,898)	(21,117)	(17,947)
Telecommunications	(85,346)	(55,774)	(167,736)	(103,214)
Copyrights – ECAD	(14,545)	(11,375)	(28,722)	(22,398)
Sales commission	(435)	(415)	(870)	(830)
Lease of ducts	(6,478)	(5,193)	(11,793)	(10,412)
Other	(29,910)	(905)	(57,429)	(2,593)
Cost of services rendered	(1,015,149)	(807,659)	(2,000,759)	(1,589,811)

7.  Finance results

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Finance income:
Interest on loans to subsidiaries and entities under the common control	6,498	4,017	19,538	7,822
Interest on cash and cash equivalents	8,309	13,180	17,663	27,008
Interest on prepaid rights for use	8,694	5,671	17,273	11,265
Interest and fines on late monthly payments	5,634	2,916	10,636	5,495
Interest on tax credits	2,105	79	4,287	1,898
Discounts obtained	212	101	426	161
Other	23	7	49	(9)
	31,475	25,971	69,872	53,640
Finance expenses:
Finance charges on debt	(36,980)	(37,334)	(76,153)	(76,704)
Foreign exchange rate variation on debt	24,004	(11,082)	42,786	(31,682)
Finance charges and foreign exchange – related parties	(3,657)	(18,198)	(12,685)	(42,764)
Finance charges on provisions for contingencies	(7,017)	(4,803)	(14,083)	(6,608)
Losses on derivatives	(23,407)	(1,430)	(42,819)	(4,929)
IOF tax on intercompany transactions	(3,813)	(3,242)	(7,914)	(5,858)
PIS and COFINS taxes on interest income	(332)	(2,101)	(628)	(3,594)
Interest on suppliers and taxes	(280)	(2,445)	(442)	(2,513)
Discounts granted	(2,348)	(1,349)	(5,685)	(2,462)
Other	(2,742)	(1,048)	(3,973)	(2,505)
	(56,572)	(83,032)	(121,596)	(179,619)
Total	(25,097)	(57,061)	(51,724)	(125,979)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

7.  Finance results – Continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Finance income:
Interest on cash and cash equivalents	19,720	20,926	39,856	38,794
Interest on prepaid rights for use	12,223	11,590	24,285	23,026
Interest and fines on late monthly payments	10,053	7,793	18,946	14,886
Interest on tax credits	2,425	555	4,962	2,595
Discounts obtained	265	107	479	179
Other	446	7	793	296
	45,132	40,978	89,321	79,776

Finance expenses:
Finance charges on debt	(43,453)	(45,297)	(89,353)	(89,482)
Foreign exchange rate variation on debt	24,004	(11,631)	42,786	(32,935)
Finance charges and foreign exchange – related parties	(9,968)	(26,730)	(25,056)	(57,101)
Finance charges on provisions for contingencies	(9,086)	(6,631)	(18,228)	(7,071)
Losses on derivatives	(23,407)	(1,430)	(42,819)	(4,929)
IOF tax on intercompany transactions	(4,689)	(5,167)	(11,224)	(13,117)
PIS and COFINS taxes on interest income	(604)	(2,386)	(1,136)	(4,165)
Interest on suppliers and taxes	(420)	(2,514)	(602)	(2,767)
Discounts extended	(4,053)	(3,336)	(9,619)	(6,187)
Other	(2,327)	(1,469)	(5,895)	(4,272)
	(74,003)	(106,591)	(161,146)	(222,026)
Total	(28,871)	(65,613)	(71,825)	(142,250)

8.  Expenses by nature

The Company presents its income statement by function. The table below shows details by nature:

	Controlling Company
	Three -month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Programming costs	(160,504)	(79,809)	(318,487)	(158,335)
Other costs	(108,183)	(49,998)	(211,900)	(97,389)
Third party service	(126,915)	(63,089)	(237,319)	(112,333)
Depreciation and amortization	(149,469)	(89,715)	(293,268)	(180,725)
Payroll expenses	(145,854)	(106,024)	(294,288)	(213,618)
Other expenses	(67,063)	(17,328)	(134,231)	(50,128)
	(757,988)	(405,963)	(1,489,493)	(812,528)
Classified as:
Cost of services rendered	(522,713)	(258,564)	(1,032,355)	(518,698)
Selling expenses	(102,073)	(55,148)	(195,052)	(105,676)
General and administrative expenses	(128,357)	(96,165)	(256,490)	(188,558)
Other expenses	(4,845)	3,914	(5,596)	404
	(757,988)	(405,963)	(1,489,493)	(812,528)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

8.  Expenses by nature – Continued

	Consolidated
	Three -month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Programming costs	(361,652)	(305,067)	(717,342)	(601,505)
Other costs	(173,286)	(116,461)	(335,901)	(234,400)
Third party service	(236,709)	(202,898)	(450,791)	(376,703)
Depreciation and amortization	(259,347)	(219,539)	(508,883)	(435,534)
Payroll expenses	(212,780)	(193,518)	(426,839)	(369,677)
Other expenses	(178,968)	((117,073)	(344,950)	(244,129)
	(1,422,742)	(1,154,556)	(2,784,706)	(2,261,948)
Classified as:
Cost of services rendered	(1,015,149)	(807,659)	(2,000,759)	(1,589,811)
Selling expenses	(173,325)	(147,023)	(331,237)	(286,022)
General and administrative expenses	(221,333)	(202,819)	(427,987)	(381,575)
Other expenses	(12,935)	2,945	(24,723)	(4,540)
	(1,422,742)	(1,154,556)	(2,784,706)	(2,261,948)

9.  Cash and cash equivalents

	Controlling Company		Consolidated
	06/30/2011 (Unaudited)	12/31/2010	06/30/2011 (Unaudited)	12/31/2010
Cash and banks	16,806	21,865	38,496	43,227
Banking deposit certificates	3,155	3,567	3,239	15,297
Fixed-income investment funds	251,826	575,582	570,434	763,036
	271,787	601,014	612,169	821,560

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2010, except for the use of cash equivalents for the prepayment of the entire Perpetual Notes disclosed in note 19.

10.  Trade accounts receivable

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Trade accounts receivable	247,727	205,431	490,461	395,465
(-) Allowance for doubtful accounts	(31,019)	(27,244)	(56,846)	(44,560)
	216,708	178,187	433,615	350,905

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

10.  Trade accounts receivable – Continued

Breakdown of trade accounts receivable is as follows:

	Controling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Due	121,226	102,519	252,290	211,820

Overdue:
Up to 30 days	80,217	62,760	152,794	116,939
31 – 60 days	11,426	11,531	20,806	18,580
61 – 90 days	9,446	6,864	16,854	11,628
91- 180 days	25,412	21,757	47,717	36,498
	247,727	205,431	490,461	395,465

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling Company	Consolidated
Balances at December 31, 2010	(27,244)	(44,560)
Credit provision for the period (unaudited)	(13,995)	(28,017)
Credits used during the period (unaudited)	10,220	15,731
Balances at June 30, 2011 (unaudited)	(31,019)	(56,846)

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 10 of the financial statements for the year ended December 31, 2010.

Other explanations related to this note did not change significantly in relation to existing disclosures in Note 10 to the financial statements of December 31, 2010.

11.  Inventories

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Material for network maintenance	30,212	23,314	39,542	32,379
Material for technical assistance	12,886	11,480	56,765	49,671
	43,098	34,794	96,307	82,050

During the three and six-month periods ended June 30, 2011, R$ 8,315 and R$16,318 respectively (R$4,214 and R$ 8,906 during the three and six-month periods ended June 30, 2010) of materials related to the Controlling Company’s network maintenance and technical assistance were consumed and recorded as cost of services rendered. During the three and six-month periods ended June 30, 2011, in the Consolidated Company (unaudited), these costs totaled R$17,664 and R$33,601, respectively (R$14,242 and R$27,879 during the three and six-month periods ended June 30, 2010).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

12.  Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Labor	7,204	8,885	12,645	13,754
Civil	1,756	1,664	2,681	2,519
Lease of poles and ducts	23,635	21,354	23,635	21,354
Copyrights – ECAD	6,474	5,794	29,568	25,633
Tax	15,124	15,545	18,269	16,976
Social security	-	-	1,755	3,499
	54,193	53,242	88,553	83,735

13.  Income taxes and social contribution

a.           Income taxes and social contribution

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income taxes and social contribution expenses	(2,249)	863	(2,502)	2,902

Deferred income taxes and social contribution on:
Temporary differences	12,743	6,514	5,134	1,935
Tax credit on goodwill	(24,552)	(21,564)	(41,327)	(43,127)
Amortization of property, equipment and intangible assets	4,015	4,303	8,037	8,673
Adjustment related to the estimated annual effective tax rate	(11,334)	1,053	(16,649)	13,625
Total deferred income taxes and social contribution	(19,128)	(9,694)	(44,805)	(18,894)
Total income taxes and social contributionexpense	(21,377)	(8,831)	(47,307)	(15,992)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

a.           Income taxes and social contribution – Continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income taxes and social contribution expenses	(35,043)	(25,116)	(56,102)	(35,991)

Deferred income taxes and social contribution on:
Temporary differences	16,042	10,307	5,453	2,046
Tax losses and negative tax basis of social contribution	(13,963)	(9,095)	(22,808)	(12,669)
Tax credit on goodwill	(24,552)	(21,563)	(41,327)	(43,126)
Amortization property, equipment and intangible assets	4,015	4,303	8,037	8,673
Adjustment related to the estimated annual effective tax rate	1,102	7,846	1,886	17,107
Total deferred income taxes and social contribution	(17,356)	(8,202)	(48,759)	(27,969)
Total income taxes and social contribution expense	(52,399)	(33,318)	(104,861)	(63,960)

Amounts reported as income tax expense in the income statement are reconciled to the statutory rates as follows:

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Income before income taxes and social contribution	146,305	65,294	278,746	118,342

Income taxes and social contribution at the nominal rate of 34%	(49,744)	(22,200)	(94,774)	(40,236)

(Additions) / exclusions:
Income taxes and social contribution equity pick-up	29,919	31,109	51,483	55,873
Income taxes and social contribution on interest on equity	-	(6,473)	-	(11,390)
Income taxes and social contribution on permanently non-deductible expenses	(183)	(117)	(701)	(544)

Other reconciling items:

Tax losses (generated)/offset for the period	5,047	(19,065)	(923)	(47,511)
Income taxes and social contribution offset for the period, whose deferred tax assets were not recognized in prior years	998	-	998	-
Recognition/reversal of deferred income taxes and social contribution on temporary differences, including temporary differences generated in prior years	(7,495)	7,053	(3,218)	24,915
Other	81	862	(172)	2,901
Income taxes and social contribution for the period	(21,377)	(8,831)	(47,307)	(15,992)
Effective rate	(14.61%)	(13.52%)	(16.97%)	(13.51%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

a.           Income taxes and social contribution – Continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Income before income taxes and social contribution	177,327	89,781	336,300	166,310

Income taxes and social contribution at the nominal rate of 34%	(60,291)	(30,725)	(114,342)	(56,545)

(Additions) / exclusions:
Income taxes and social contribution equity pick-up	(458)	(566)	(1,100)	(779)
Income taxes and social contribution on interest on equity
Income taxes and social contribution on permanently non-deductible expenses

Other reconciling items:
Tax losses (generated)/offset for the period	4,270	(21,325)	(2,364)	(52,378)
Income taxes and social contribution offset for the period, whose deferred tax assets were not recognized in prior years	998	3,012	998	5,193
Recognition/reversal of deferred income taxes and social contribution on temporary differences, including temporary differences generated in prior years	2,450	12,429	11,254	33,852
Other	632	3,857	693	6,697
Income taxes and social contribution for the period	(52,399)	(33,318)	(104,861)	(63,960)
Effective rate	(29.55%)	(37.11%)	(31.18%)	(38.46%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

b.           Deferred and recoverable taxes

	Controlling Company		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010
	(unaudited)		(unaudited)
Recoverable taxes:
Withhold income tax	11,779	36,996	12,195	38,515
Recoverable Federal taxes	66,044	55,029	81,509	66,052
Recoverable State taxes	26,309	17,471	26,420	17,572
Other	766	562	1,257	762
	104,898	110,058	121,381	122,901
Current	25,928	17,097	33,916	28,385
Non-current	78,970	92,961	87,465	94,516

Deferred taxes:
Assets
Income taxes:
Net operating losses carryforward	-	-	201,474	218,239
Temporary differences
Provisions	97,599	91,714	109,984	102,762
Allowance for doubtful accounts	8,521	11,678	16,057	19,712
Provision for profit sharing	15,885	19,588	20,414	25,140
Foreign exchange and derivative losses	14,552	12,714	14,552	12,714
Property, equipment, inventories and trade accounts payables	24,250	21,324	27,871	24,585
Tax credit on goodwill and estimated tax rate	2,112	8,460	15,798	8,533
	162,919	165,478	204,676	193,446

	162,919	165,478	406,150	411,685
Social contribution:
Net operating losses carryforward	-	-	75,055	81,098
Temporary differences
Provisions	35,136	33,017	39,594	36,994
Allowance for doubtful accounts	3,068	4,204	5,780	7,076
Provision for profit sharing	5,719	7,052	7,349	9,050
Foreign exchange and derivative losses	5,239	4,577	5,239	4,577
Property, equipment, inventories and trade accounts payables	8,730	7,676	10,035	8,850
Tax credit on goodwill and estimated tax rate	761	3,045	5,687	3,093
	58,653	59,571	73,684	69,640

	58,653	59,571	148,739	150,738

	221,572	225,049	554,889	562,423
Liabilities
Income taxes:
Temporary differences
Intangible assets	(154,621)	(136,687)	(154,621)	(136,687)
Property and equipment	1,755	1,967	1,755	1,967
Other	(13,003)	(761)	(13,528)	(1,363)
	(165,869)	(135,481)	(166,394)	(136,083)

Social contribution:
Temporary differences
Intangible assets	(55,664)	(49,205)	(55,664)	(49,205)
Property and equipment	634	708	634	708
Other	(4,682)	(276)	(4,872)	(491)
	(59,712)	(48,773)	(59,902)	(48,988)

	(225,581)	(184,254)	(226,296)	(185,071)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

b.           Deferred and recoverable taxes – Continued

	Controlling Company	Consolidated
Changes in deferred income taxes and social contribution assets	Temporary differences	Net operating losses carryforward	Temporary differences	Total
Balance on December 31, 2010	225,049	299,337	263,086	562,423
Additions (unaudited)	47,151	-	80,078	80,078
Reductions (unaudited)	(50,628)	(22,808)	(64,804)	(87,612)
Balance on June 30, 2011 (unaudited)	221,572	276,529	278,360	554,889

Rollforward of deferred tax liabilities	Controlling Company	Consolidated
Balance on December 31, 2010	(184,254)	(185,071)
Additions (unaudited)	(49,364)	(49,364)
Reductions (unaudited)	8,037	8,139
Balance on June 30, 2011 (unaudited)	(225,581)	(226,296)

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling Company	Consolidated
2011	99,034	148,910
2012	77,214	138,689
2013 to 2014	27,456	204,288
2015 to 2020	17,868	63,002
	221,572	554,889

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling Company						Consolidated
06/30/2011 (Unaudited)			12/31/2010			06/30/2011 (Unaudited)			12/31/2010
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,696,188	2,195,999	-	1,692,494	2,207,092	-	2,755,860	3,274,115	-	2,817,601	3,350,400	-

Tax credit (25%/9%)

424,047	197,640	621,687	423,124	198,638	621,762	688,965	294,670	983,635	704,400	301,536	1,005,936

Recognized tax credit

-	-	-	-	-	-	(201,474)	(75,055)	(276,529)	(218,239)	(81,098)	(299,337)

Non-recognized tax credit

424,047	197,640	621,687	423,124	198,638	621,762	487,491	219,615	707,106	486,161	220,438	706,599

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 13 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

14.  Investments

Detailed information about the composition and changes of investments are as follows:

a) Investments

Companies	Interest	12/31/2010	Capital reduction (unaudited)	Equity (unaudited)	06/30/2011 (unaudited)
Net São Paulo Ltda.	100%	795,045	-	115,370	910,415
Net Rio Ltda.	100%	683,113	(327,632)	36,866	392,347
Net Brasília Ltda.	100%	111,774	-	1,052	112,826
Reyc Comércio e Participações Ltda.	100%	51,945	-	(4,030)	47,915
Other	100%	12,157	-	2,164	14,321
		1,654,034	(327,632)	151,422	1,477,824

In connection with the Company’s corporate restructuring plan established in 2009, during the third quarter of 2010, the Company acquired from its subsidiary Net Rio Ltda., by its book value, full interest in the subsidiaries Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas amounting to R$327,632 (unaudited), which was recorded as current related parties liabilities and no goodwill/negative goodwill or impact in the income statement was recognized. During the three-month period ended March 31, 2011, Net Rio Ltda. reduced its capital for R$327,632 (unaudited) and wrote-off the related accounts receivable with no impact in the income statement.

b) Information related to subsidiaries (unaudited)

	06/30/2011								06/30/2010
							Effect on the Controlling Company’s results		Effect on the Controlling Company’s results
Subsidiaries:	Interest	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the period	Three-month period ended June 30, 2011	Six-month period ended June 30, 2011	Three-month period ended June 30, 2010	Six-month period ended June 30, 2010
Net São Paulo Ltda.	100%	1,891,775	981,360	910,415	976,010	115,370	69,411	115,370	51,689	83,092
Net Rio Ltda.	100%	781,660	389,312	392,347	465,184	36,866	20,241	36,866	27,435	57,261
Net Brasília Ltda.	100%	293,129	180,303	112,826	127,461	1,052	77	1,052	-	-
Reyc Comércio e Participações Ltda.	100%	157,139	109,224	47,915	117,078	(4,030)	(2,897)	(4,030)	(1,614)	(3,775)
Other	100%	25,525	11,204	14,321	6,801	2,164	1,167	2,164	13,988	27,753
							87,999	151,422	91,498	164,331

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

15. Property, plant and equipment
	Controlling Company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949
Additions (unaudited)	331,383	1,214	50	193	715	159	1,392	-	335,106
Transfers (unaudited)	(410)	-	27	207	129	-	46	1	-
Write-offs (unaudited)	(5,301)	(2,562)	-	(8)	-	(11)	(2)	-	(7,884)
Balances at June 30, 2011 (unaudited)	3,739,241	109,744	27,960	22,966	58,861	3,351	27,253	7,795	3,997,171

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)
Additions (unaudited)	(175,238)	(7,303)	(927)	(663)	(1,384)	(73)	(2,149)	-	(187,737)
Transfers (unaudited)	46	-	-	-	-	-	(46)	-	-
Write- offs (unaudited)	4,814	2,560	-	8	-	11	2	-	7,395
Balances at June 30, 2011 (unaudited)	(1,909,697)	(93,794)	(21,506)	(15,791)	(29,772)	(3019)	(15,196)	121	(2,088,654)

Net balances at December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637
Net balances at June 30, 2011(unaudited)	1,829,544	15,950	6,454	7,175	29,089	332	12,057	7,916	1,908,517

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions (unaudited)	595,012	1,241	57	245	925	205	2,035	-	599,720
Transfers (unaudited)	(701)	2	28	302	322	-	46	1	-
Write-offs (unaudited)	(14,527)	(3,099)	-	(21)	-	(91)	(195)	-	(17,933)
Balances at June 30, 2011 (unaudited)	7,253,316	136,456	44,947	31,369	96,326	4,270	52,052	8,144	7,626,880

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions (unaudited)	(354,362)	(8,846)	(1,197)	(906)	(2,472)	(143)	(3,870)	-	(371,796)
Transfers (unaudited)	46	-	-	-	-	-	(46)	-	-
Write-offs (unaudited)	13,342	3,097	-	17	-	91	195	-	16,742
Balances at June 30, 2011 (unaudited)	(3,818,759)	(117,704)	(35,873)	(20,675)	(50,574)	(3,614)	(31,100)	502	(4,077,797)

Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at June 30, 2011(unaudited)	3,434,557	18,752	9,074	10,694	45,752	656	20,952	8,646	3,549,083

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

15. Property, plant and equipment – Continued

At June 30, 2011 (unaudited), R$139,709 (R$140,204 on December 31, 2010) in the Controlling Company and R$139,817 (R$140,470 on December 31, 2010) in the Consolidated Company from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the six-month period ended June 30, 2011, the Company transferred R$44,118 (unaudited) from inventories to property, plant and equipment in the Consolidated Company (R$27,873 during the three and six-month periods ended June 30, 2010).

During the six-month period ended June 30, 2011, no indicators of impairment of on property, plant and equipment exists.

16.  Intangible assets

	Controlling Company
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,910,018	474,540	374,256	304,367	2,405	3,065,586
Additions (unaudited)	-	-	8,541	-	-	8,541
Balances at June 30, 2011 (unaudited)	1,910,018	474,540	382,797	304,367	2,405	3,074,127

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances at December 31, 2010	(160,675)	(37,620)	(243,417)	(189,788)	(1,540)	(633,040)
Additions (unaudited)	-	-	(20,843)	(25,364)	(237)	(46,444)
Balances at June 30, 2011 (unaudited)	(160,675)	(37,620)	(264,260)	(215,152)	(1,777)	(679,484)

Net balances at December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546
Net balances at June 30, 2011 (unaudited)	1,749,343	436,920	118,537	89,215	628	2,394,643

	Consolidated
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions (unaudited)	-	-	10,736	-	-	10,736
Balances at June 30, 2011 (unaudited)	1,928,616	438,726	488,815	304,367	8,107	3,168,631

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions (unaudited)	-	-	(28,573)	(25,364)	(238)	(54,175)
Balances at June 30, 2011 (unaudited)	(178,742)	(1,806)	(322,900)	(215,152)	(7,530)	(726,130)

Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balances at June 30, 2011 (unaudited)	1,749,874	436,920	165,915	89,215	577	2,442,501

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

16.  Intangible assets – Continued

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at each year end. The last assessment performed at December 31, 2010, did not result in any recognizing losses on intangible assets, even when applying conservative assumptions in an adverse scenario. At June 30, 2011, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 16 of the financial statements for the year ended December 31, 2010.

17. Trade accounts payable

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Domestic suppliers	240,683	224,587	357,316	324,681
Foreign suppliers	2,969	2,755	30,579	24,799
	243,652	227,342	387,895	349,480

18.  Accounts payable - programming suppliers

	Controllling Company		Consolidated
Description	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010

Related parties
Net Brasil S.A.	41,510	36,032	91,339	81,610

Third parties	61,135	53,203	62,855	53,203

	102,645	89,235	154,194	134,813

The table below shows programming and related costs incurred:

	Operating results
	Controllling Company
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Related parties
Net Brasil S.A.	(116,769)	(56,930)	(230,048)	(112,498)

Third parties	(43,735)	(22,879)	(88,439)	(45,837)

	(160,504)	(79,809)	(318,487)	(158,335)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

18.  Accounts payable - programming suppliers – Continued

	Operating results
	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Related parties
Net Brasil S.A.	(258,140)	(217,995)	(511,038)	(427,730)

Third parties	(103,512)	(87,072)	(206,304)	(173,775)

	(361,652)	(305,067)	(717,342)	(601,505)

The additional  information relating to this note  have not been significantly changed in relation to the disclosures made in the note 18 of the financial statements for the year ended December 31, 2010.

19.  Debt

			Effective interest rate per annum		Controlling Company
	Currency	Nominal interest rate per annum	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	4,221	40,690	44,911	29,578	43,165	72,743
Finame PSI	R$	4.50 to 5.50%	4.50%	4.50%	31,782	52,369	84,151	1,643	52,339	53,982
					36,003	93,059	129,062	31,221	95,504	126,725
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	19,288	541,868	561,156	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	-	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,269	309,549	314,818	5,653	330,429	336,082
					24,557	851,417	875,974	28,776	1,158,704	1,187,480

Total loans and financings
					60,560	944,476	1,005,036	59,997	1,254,208	1,314,205
			Debentures
			06/30/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	5,565	578,690	584,255	5,525	578,476	584,001

Total					66,125	1,523,166	1,589,291	65,522	1,832,684	1,898,206

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

19.  Debt – Continued

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,793	59,114	124,907	65,512	80,598	146,110
Finame PSI	R$	4.50 to 5.50%	4.50%	4.50%	12,368	158,514	170,882	2,373	110,608	112,981
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	14.00%	12.96%	2,375	120,000	122,375	2,679	145,000	147,679
					80,536	337,628	418,164	70,564	336,206	406,770
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	19,288	541,868	561,156	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	-	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,269	309,549	314,818	5,653	330,429	336,082
					24,557	851,417	875,974	28,776	1,158,704	1,187,480

Total loans and financings					105,093	1,189,045	1,294,138	99,340	1,494,910	1,594,250

			Debentures
			06/30/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	5,565	578,690	584,255	5,525	578,476	584,001

Total					110,658	1,767,735	1,878,393	104,865	2,073,386	2,178,251

On May 27, 2011, the Company exercised its option to fully prepay the principal of Perpetual Notes in the amount of R$244,320 (US$150,000 thousands), plus interest of US$5,650 incurred during the period between the last quarterly interest payment made on February 27, 2011 and the date these bonds were settled.

Costs of debt

The following table (unaudited) shows the schedule of amortization of debt costs , which were presented reducing each related debt:

Year	Inbursa	Debentures	Global Notes 2020	Total
2011	135	217	308	660
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 – 2019	1,879	215	2,977	5,071
	2,946	1,742	5,133	9,821

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 19 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

20.  Copyright payable - ECAD

The Company has been discussing amounts required by ECAD (Escritório Central de Arrecadação e Distribuição), an organization which performs as the legal representative of artists and authors in collecting royalties from public music broadcast in Brazil on their behalf. Management has recorded accounts payable for this amount, as follows:

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Accounts payable copyright	90,915	80,174	113,541	99,386

	90,915	80,174	113,541	99,386

21.  Related parties

a)      Employees’ compensation

Expenses with employees’ salaries, benefits and social charges are as follows:

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll and related charges	96,908	70,049	190,297	134,411
Profit participation sharing	26,682	20,088	60,601	48,200
Statutory benefits	13,291	9,404	25,345	17,962
Additional benefits	8,973	6,592	18,045	13,045
	145,854	106,133	294,288	213,618

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll and related charges	142,200	128,148	277,220	243,867
Profit participation sharing	35,226	31,556	80,515	60,937
Statutory benefits	21,106	19,499	40,579	37,416
Additional benefits	14,248	14,315	28,525	27,457
	212,780	193,518	426,839	369,677

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

b)      Management’s compensation

Compensation paid to the Company's management for services rendered in their corresponding fields of competence is as follows:

	Controlling Company and Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Short-term compensation	908	924	1,879	2,119
Long-term compensation	2,729	2,877	5,233	5,754
	3,637	3,801	7,112	7,873

c)      Subsidiaries, stockholders and entities under the common control

The main assets and liabilities balances as of June 30, 2011 and December 31, 2010 and revenues and expenses for the three and six-month periods ended June 30, 2011 and 2010, resulting from the transactions among related parties are as follows:

	Controlling Company

	Assets

	Related parties		Programming receivable		Interest on equity		Total
Companies
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Subsidiaries

Net São Paulo Ltda. (*)	71,953	8,459	23,221	21,528	31,137	31,137	126,311	61,124
Net Rio Ltda.	8,369	9,863	11,913	11,365	28,584	28,584	48,866	49,812
Net Brasília Ltda.	85,310	79,751	2,935	2,700	4,927	4,927	93,172	87,378
Reyc Comércio e Participações Ltda.	62,117	53,921	-	-	-	-	62,117	53,921
Other	78	324	73	56	347	347	498	727
	227,827	152,318	38,142	35,649	64,995	64,995	330,964	252,962
Entities under the common control
Globosat Programadora Ltda	31	39	-	-	-	-	31	39

Total	227,858	152,357	38,142	35,649	64,995	64,995	330,995	253,001

Current assets	18,500	9,540	38,142	35,649	64,995	64,995	121,637	110,184
Non-current assets	209,358	142,817	-	-	-	-	209,358	142,817

(*)The increase is due to the higher number of current account transactions with the subsidiary  in the period.

As of June 30, 2011, except for the prepaid rights for use disclosed below, there are no other assets in the Consolidated Company’s interim financial statements that should have been disclosed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

17
	Controlling Company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	29,352	22,071	29,352	22,071
Jacarei Cabo S/A
	-	-	-	-	-	-	868	-	868	-
Net Rio Ltda. (**)
	-	-	-	-	-	-	-	322,531	-	322,531
Other
	-	-	-	-	-	-	7	148	7	148

	-	-	-	-	-	-	30,227	344,750	30,227	344,750
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel
	42,664	38,859	-	-	-	-	39,572	42,666	82,236	81,525

	42,664	38,859	-	-	-	-	39,572	42,666	82,236	81,525

Entities under the common control

Net Brasil S.A.
	-	-	41,510	36,032	-	-	-	-	41,510	36,032
Banco Inbursa S.A.
	-	-	-	-	314,818	336,082	-	-	314,818	336,082
Telmex do Brasil Ltda. (***)	3,598	-	-	-	-	-	-	-	3,598	-
Other
	1,699	3,147	-	-	-	-	-	-	1,699	3,147

	5,297	3,147	41,510	36,032	314,818	336,082	-	-	361,625	375,261

Current assets	47,961	42,006	41,510	36,032	5,269	5,653	68,924	387,268	163,664	470,959
Non-current assets	-	-	-	-	309,549	330,429	875	148	310,424	330,577

	Consolidated
	Liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel	49,445	47,883	-	-	-	-	74,366	78,242	123,811	126,125
	49,445	47,883	-	-	-	-	74,366	78,242	123,811	126,125
Entities under the common control
Net Brasil S.A.	-	-	91,339	81,610	-	-	-	-	91,339	81,610
Banco Inbursa S.A.	-	-	-	-	314,818	336,082	-	-	314,818	336,082
Telmex do Brasil Ltda. (***)	8,668	-	-	-	-	-	-	-	8,668	-
Procisa do Brasil P.C.I.Ltda.	657	-	-	-	-	-	-	-	657	-
Other	2,212	3,891	-	-	-	-	-	-	2,212	3,891
	11,537	3,891	91,339	81,610	314,818	336,082	-	-	417,694	421,583

Total	60,982	51,774	91,339	81,610	314,818	336,082	74,366	78,242	541,505	547,708

Current liabilities	60,982	51,774	91,339	81,610	5,269	5,653	74,366	78,242	231,956	217,279
Non-current liabilities	-	-	-	-	309,549	330,429	-	-	309,549	330,429

(**) In March 2011, the Company settled the purchase of subsidiaries Net Belo Horizonte, Brasilia and Net Campinas Ltda.  acquired from the Net Rio Ltda., as described in note 14.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

The continuity schedule of prepaid rights for use and deferred revenues with the Company’s shareholder, Embratel – Empresa Brasileira de Telecomunicação S.A. is as follows:

	Controlling Company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance at 12/31/2010	122,719	346,606	100,686	284,379	17,854	62,758	118,540	347,137
Additions (unaudited)	-	-	-	-	-	2,804	-	2,804
Write-offs (unaudited)	(61,592)	-	(50,535)	-	-	(9,987)	(50,535)	(9,987)
Transfers (unaudited)	60,648	(60,648)	49,761	(49,761)	729	(730)	50,490	(50,491)
Balance at 06/30/2011 (unaudited)	121,775	285,958	99,912	234,618	18,583	54,845	118,495	289,463

	Consolidated
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance at 12/31/2010	172,536	487,307	177,391	501,018	31,468	110,575	208,859	611,593
Additions (unaudited)	-	-	-	-	-	4,650	-	4,650
Write-offs (unaudited)	(86,596)	-	(89,032)	-	-	(18,059)	(89,032)	(18,059)
Transfers (unaudited)	85,268	(85,268)	87,666	(87,666)	1,208	(1,208)	88,874	(88,874)
Balance at 06/30/2011 (unaudited)	171,208	402,039	176,025	413,352	32,676	95,958	208,701	509,310

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Controlling Company

	Operating results / finance

	Three-month period ended June 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	34,132	23,631	1,083	(332)	-	-	-	-	-	-	-	-	35,215	23,299
Net Rio Ltda.	16,394	11,400	70	(4)	-	-	-	-	-	-	-	-	16,464	11,396
Net Belo Horizonte Ltda.	-	4,604	-	546	-	-	-	-	-	-	-	-	-	5,150
Net Brasília Ltda.	4,178	3,025	2,287	327	-	-	-	-	-	-	-	-	6,465	3,352
Net Paraná Comunicações Ltda.	-	2,834	-	(6)	-	-	-	-	-	-	-	-	-	2,828
Net Campinas Ltda.	-	2,567	-	(2)	-	-	-	-	-	-	-	-	-	2,565
Reyc Comércio e Participações Ltda.	-	-	2,365	2,259	-	-	-	-	-	-	-	-	2,365	2,259
Other	239	5,128	(116)	431	-	-	-	-	-	-	-	-	123	5,559

	54,943	53,189	5,689	3,219	-	-	-	-	-	-	-	-	60,632	56,408
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(762)	600	(80,523)	(49,345)	77,160	47,166	-	-	-	-	(4,125)	(1,579)
	-	-	(762)	600	(80,523)	(49,345)	77,160	47,166	-	-	-	-	(4,125)	(1,579)
Entities under the common control
Banco Inbursa S.A.	-	-	6,607	(12,330)	-	-	-	-	-	-	-	-	6,607	(12,330)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(116,769)	(56,930)	(249)	(153)	(117,018)	(57,083)
Primesys Soluções Empresariais S.A.	-	-	-	-	(3,113)	(32)	-	-	-	-	-	-	(3,113)	(32)
Telmex do Brasil Ltda. (***)	-	-	-	-	(8,785)	-	-	-	-	-	-	-	(8,785)	-
Claro S.A	-	-	-	-	(3,411)	(1,292)	-	-	-	-	-	-	(3,411)	(1,292)
Other	-	-	-	-	(125)	(2)	105	-	-	-	(779)	(813)	(799)	(815)

	-	-	6,607	(12,330)	(15,434)	(1,326)	105	-	(116,769)	(56,930)	(1,028)	(966)	(126,519)	(71,552)

	54,943	53,189	11,534	(8,511)	(95,957)	(50,671)	77,265	47,166	(116,769)	(56,930)	(1,028)	(966)	(70,012)	(16,723)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Controlling Company

	Operating results / finance

	Six-month period ended June 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	75,854	59,567	10,119	(2,001)	-	-	-	-	-	-	-	-	85,973	57,566
Net Rio Ltda.	36,546	28,871	49	(718)	-	-	-	-	-	-	-	-	36,595	28,153
Net Belo Horizonte Ltda.	-	11,694	-	971	-	-	-	-	-	-	-	-	-	12,665
Net Brasília Ltda.	9,605	7,668	4,418	667	-	-	-	-	-	-	-	-	14,023	8,335
Net Paraná Comunicações Ltda.	-	7,274	-	(567)	-	-	-	-	-	-	-	-	-	6,707
Net Campinas Ltda.	-	6,490	-	56	-	-	-	-	-	-	-	-	-	6,546
Reyc Comércio e Participações Ltda.	-	-	3,937	4,672	-	-	-	-	-	-	-	-	3,937	4,672
Other	537	13,141	(225)	604	-	-	-	-	-	-	-	-	312	13,745

	122,542	134,705	18,298	3,684	-	-	-	-	-	-	-	-	140,840	138,389
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(803)	1,379	(157,889)	(90,173)	152,751	91,640	-	-	-	-	(5,941)	2,846
	-	-	(803)	1,379	(157,889)	(90,173)	152,751	91,640	-	-	-	-	(5,941)	2,846
Entities under the common control
Banco Inbursa S.A.	-	-	6,631	(28,740)	-	-	-	-	-	-	-	-	6,631	(28,740)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(230,048)	(112,498)	(498)	(303)	(230,546)	(112,801)
Primesys Soluções Empresariais S.A.	-	-	-	-	(6,110)	(32)	-	-	-	-	-	-	(6,110)	(32)
Telmex do Brasil Ltda. (***)	-	-	-	-	(17,548)	-	-	-	-	-	-	-	(17,548)	-
Claro S.A	-	-	-	-	(4,085)	(2,416)							(4,085)	(2,416)
Other	-	-	-	-	(190)	(2)	188	-	-	-	(1,413)	(1,563)	(1,415)	(1,565)

	-	-	6,631	(28,740)	(27,933)	(2,450)	188	-	(230,048)	(112,498)	(1,911)	(1,866)	(253,073)	(145,554)

	122,542	134,705	24,126	(23,677)	(185,822)	(92,623)	152,939	91,640	(230,048)	(112,498)	(1,911)	(1,866)	(118,174)	(4,319)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Consolidated
	Operating results / finance

	Three-month period ended June 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel
	138,759	120,794	(4,352)	(2,810)	(98,334)	(90,131)	-	-	-	-	36,073	27,853
	138,759	120,794	(4,352)	(2,810)	(98,334)	(90,131)	-	-	-	-	36,073	27,853
Entities under the common control

Net Brasil S.A.	-	-	-	-	-	-	(258,140)	(217,995)	(435)	(415)	(258,575)	(218,410)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,632)	(2,981)	(1,632)	(2,981)
Banco Inbursa S.A.	-	-	6,607	(12,330)	-	-	-	-	-	-	6,607	(12,330)
Telmex do Brasil Ltda. (***)	-	-	-	-	(20,361)	-	-	-	-	-	(20,361)	-
Claro S.A	-	-	-	-	(6,030)	(2,726)	-	-	-	-	(6,030)	(2,726)
Other	523	656	-	-	(4,323)	(474)	-	-	(5)	-	(3,805)	182
	523	656	6,607	(12,330)	(30,714)	(3,200)	(258,140)	(217,995)	(2,072)	(3,396)	(283,796)	(236,265)
	139,282	121,450	2,255	(15,140)	(129,048)	(93,331)	(258,140)	(217,995)	(2,072)	(3,396)	(247,723)	(208,412)

	Consolidated
	Operating results / finance

	Six-month period ended June 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel
	272,618	236,057	(7,402)	(5,335)	(192,456)	(167,894)	-	-	-	-	72,760	62,828
	272,618	236,057	(7,402)	(5,335)	(192,456)	(167,894)	-	-	-	-	72,760	62,828
Entities under the common control

Net Brasil S.A.	-	-	-	-	-	-	(511,038)	(427,730)	(870)	(830)	(511,908)	(428,560)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,924)	(5,901)	(2,924)	(5,901)
Banco Inbursa S.A.	-	-	6,631	(28,740)	-	-	-	-	-	-	6,631	(28,740)
Telmex do Brasil Ltda. (***)	-	-	-	-	(38,334)	-	-	-	-	-	(38,334)	-
Claro S.A	-	-	-	-	(6,962)	(5,236)	-	-	-	-	(6,962)	(5,236)
Other	1,000	1,195	-	-	(6,937)	(767)	-	-	(5)	(1)	(5,942)	427
	1,000	1,195	6,631	(28,740)	(52,233)	(6,003)	(511,038)	(427,730)	(3,799)	(6,732)	(559,439)	(468,010)
	273,618	237,252	(771)	(34,075)	(244,689)	(173,897)	(511,038)	(427,730)	(3,799)	(6,732)	(486,679)	(405,182)

 (***) As from January 1, 2011, part f the internet - link previously acquired from Embratel, started being acquired from Telmex do Brasil Ltda.., a subsidiary of Embrapar.

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 21 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

22.  Commitments and provisions

I)      Commitments

The Company has several agreements for rental of street lighting poles, underground ducts and offices renewed automatically each year maturing on different dates. These agreements may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months. These expenses amounted to R$57,733 in 2011 (R$46,989 in 2010). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$25,434 as of June 30, 2011 (R$11,865 as of December 31, 2010).

II)   Provisions

The Company and its subsidiaries are parties to lawsuits and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These claims involve tax notices, indemnification claims, requests for contract review and other proceedings, whose claimed or imposed amounts do not reflect the amount to be defined in the final decision. Management, based on information received from its legal advisors, on review of pending lawsuits and on prior experience, has recorded a provision at an amount that is believed to be sufficient to cover probable losses for lawsuits pending judgment, as follows:

	Controlling Company
	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2010	20,835	30,383	384,150	66	435,434
Additions (unaudited)	9,260	9,925	7,895	-	27,080
Inflation adjustments (unaudited)	564	1,238	16,225	3	18,030
Payments and reversals (unaudited)	(3,957)	(8,036)	(6,880)	(12)	(18,885)
Balances at June 30, 2011 (unaudited)	26,702	33,510	401,390	57	461,659

	Consolidated
	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764
Additions (unaudited)	13,873	20,134	11,896	-	45,903
Inflation adjustments (unaudited)	564	2,198	19,722	13	22,497
Payments and reversals (unaudited)	(6,489)	(16,027)	(8,200)	(591)	(31,307)
Balances at June 30, 2011 (unaudited)	41,134	51,876	498,721	126	591,857

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in the note 22 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

23.  Equity

Capital stock

At June 30, 2011, the Company’s share capital is comprised by 114,459,685 common shares and 228,503,916 preferred shares with no par value.

At June 30, 2011, the Company’s stockholders, Globo Comunicação e Participações S.A. and the Embratel Participações S.A. hold, directly and indirectly, 6.5% and 91.9% of the Company’s share capital, respectively.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 23 of the financial statements for the year ended December 31, 2010.

24.  Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling Company		Consolidated
	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010
Net Rio Ltda.	-	-	238,146	235,459
Net Serviços de Comunicação S.A.	66,966	56,284	66,966	56,284
Reyc Comércio e Participações Ltda.	-	-	11,281	10,987
Net São Paulo Ltda.	-	-	3,854	3,646
	66,966	56,284	320,247	306,376

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

25.  Earnings per share

The following table shows earnings per share (in thousands, except for earnings per share):

	Controlling Company and Consolidated
	Three-month period ended June 30,		Six month period ended June 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Numerator
Net income for the period	R$124,928	R$56,463	R$231,439	R$102,350

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share	R$0.34	R$0.15	R$0.63	R$0.28
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$0.38	R$0.17	R$0.70	R$0.31

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 25 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee supports the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments - Continued

b)      Fair value

Fair values of debt were calculated considering the estimated cost to settle the obligations as of June 30, 2011, which includes contractual penalties for early settlement.

Fair values and carrying amounts of debt are shown below:

	Controlling Company
	06/30/2011 (unaudited)		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	584,255	587,334	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	561,156	644,392	598,973	665,396
Banco Inbursa S,A,	314,818	321,158	336,082	345,577
Finame	129,062	129,062	126,725	126,725
	1,589,291	1,681,946	1,898,206	1,968,201

	Consolidated
	06/30/2011 (unaudited)		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures – 6th issue	584,255	587,334	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	561,156	644,392	598,973	665,396
Banco Inbursa S,A,	314,818	321,158	336,082	345,577
Banco Itaú BBA	122,375	123,118	147,679	148,675
Finame	295,789	295,789	259,091	259,091
	1,878,393	1,971,791	2,178,251	2,249,242

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

Foreign exchange rate risk – Continued

The Company’s foreign currency exposure on June 30, 2011 (unaudited), is shown below:

	Controlling Company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	24,557	24,557
Suppliers of equipment and others	2,969	30,579
Programming suppliers	1,757	1,757
	29,283	56,893
Non-current:
Loans payable, net of costs of debts	851,417	851,417

Exposure liability	880,700	908,310

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Votorantin, Bank of America, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the three and six-month periods ended June 30, 2011, the Company held a derivative instrument (foreign exchange) position of R$ 284,398, relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

Foreign exchange rate risk – Continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current period)
Description	06/30/2011 (unaudited)	12/31/2010	06/30/2011 (unaudited)	12/31/2010	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	284,398	528,185	276,742	519,500	-	-
Liability position
Ratios (Dollar vs, CDI)	167,996	291,585	202,541	321,043	-	41,372
Rates (PRE) (NDF)	116,402	236,600	132,410	249,314	-	16,837
	-	-	(58,209)	(50,857)	-	58,209

The net liability payable of R$58,209 (unaudited) is recognized in the "unrealized losses on derivatives" account in the balance sheet. During the three and six -month periods ended June 30, 2011 (unaudited), the Company recognized financial loss of R$23,407 and R$42,819, respectively (R$1,430 and R$4,929 during the three and six -month periods ended June 30, 2010 - unaudited).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

         Foreign exchange rate risk – Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with derivative financial instruments outstanding as of June 30, 2011 (unaudited):

Scenario - currency appreciation (R$/US$) and higher interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	AmountUS$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	22	106,800	From 07/26/2011 to 0725//2013	1.5730	12.12%	1.1798	15.15%	83,119	0.7865	18.18%	125,124
NDF	20	74,000	From 0701//2011 to 12/01/2011	1.5730	12.12%	1.1798	15.15%	45,500	0.7865	18.18%	74,604

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and lower CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	22	106,800	De 26/07/2011 a 25/07/2013	1.5730	12.12%	1.9663	9.09%	878	2.3595	6.06%	42,872
NDF	20	74,000	De 01/07/2011 a 01/12/2011	1.5730	12.12%	1.9663	9.09%	12,700	2.3595	6.06%	41,797

(a)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI  by  25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c)      Risks impacting the Company’s business – Continued

Interest rate risk

The Company and it subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of June 30, 2011 is as follows (unaudited):

	Controlling Company	Consolidated
Debentures – 6th issuance	584,255	584,255
Finame	129,062	295,789
Banco Itaú BBA	-	122,375
Liability exposure	713,317	1,002,419

(-) Financial investments denominated in reais	254,981	573,673
Net exposure	458,336	428,746

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company. Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk  is concentrated in the subscriber’s accounts receivable and it is reduced by the large  number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments - Continued

c)      Risks impacting the business of the Company – Continued

Debt acceleration risk

The Company’s debt contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of June 30, 2011 (unaudited).

Amounts presented below include principal and interest payments calculated using the dollar exchange rate at June 30, 2011 (R$1.5611/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). Debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian Reais and are subject to interest based on the interbank deposit certificate index(CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo stock exchange). The Finame loan was estimated based on long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c)      Risks impacting the Company’s business – Continued

Liquidity risk – Continued

	Controlling Company
Maturity (unaudited)	Finame (unaudited)	Global Notes 2020 (unaudited)	Banco Inbursa (unaudited)	Debentures (unaudited)	Total (unaudited)

2011	20,435	23,412	14,455	40,057	98,359
2012	43,673	46,825	28,912	216,078	335,488
2013	33,534	46,825	28,912	196,650	305,921
2014	16,731	46,825	28,912	175,098	267,566
2015	14,143	46,825	28,912	154,904	244,784
2016	12,725	46,825	28,912	-	88,462
2017-2020	3,178	710,273	370,043	-	1,083,494
Total	144,419	967,810	529,058	782,787	2,424,074

	Consolidated
Maturity (unaudited)	Finame (unaudited)	Global Notes 2020 (unaudited)	Banco Inbursa (unaudited)	Banco Itaú BBA (unaudited)	Debentures (unaudited)	Total (unaudited)

2011	45,042	23,412	14,455	12,548	40,057	135,514
2012	93,095	46,825	28,912	25,453	216,078	410,363
2013	71,212	46,825	28,912	25,469	196,650	369,068
2014	42,131	46,825	28,912	65,283	175,098	358,249
2015	36,333	46,825	28,912	56,482	154,904	323,456
2016	33,389	46,825	28,912	44,064	-	153,190
2017-2020	11,012	710,273	370,043	-	-	1,091,328
Total	332,214	967,810	529,058	229,299	782,787	2,841,168

Interest payments for US Dollar denominated debt (Global Notes 2020) include withholding taxes, is in accordance with the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2011

(In thousands of reais)

27.   Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

•  Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are    observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at June 30, 2011 (unaudited)	(58,209)	-	(58,209)	-
December 31, 2010	(50,857)	-	(50,857)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the three and six-month periods ended June 30, 2011, there were no transfers between levels 1 and 2 in relation to fair value measurement or transfers to level 3.

28. Insurance

For the three and six-month periods ended June 30, 2011, the Company’s insurance coverage has not changed in relation to the disclosures made in the note 28 of the financial statements for the year ended December 31, 2010. Risk assumptions adopted, given their nature, are not within the scope of a review of interim financial statements and, therefore, were not reviewed by our independent auditor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 21, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.